UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

XsunX, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

98385L 10 2
(CUSIP Number)

Christopher J. Hubbert 1375 East Ninth Street, 29th Floor Cleveland, Ohio 44114 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98385L 10 2	Page 2 of 6

1	NAME OF REPORTING PERSONS Daniel G. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000 Shares of Series A Preferred Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000 Shares of Series A Preferred Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 Shares of Series A Preferred Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of the Outstanding Shares of Series A Preferred Stock*
14	TYPE OF REPORTING PERSON IN

*The holder of the Company’s Shares of Series A Preferred Stock is entitled to cast a number of votes equal to that number of common shares of the Company which is not less than 60% of the vote required to approve an action on all matters voted on the Company’s shareholders.

SCHEDULE 13D

CUSIP No. 98385L 10 2	Page 3 of 6

1	NAME OF REPORTING PERSONS TN3, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000 Shares of Series A Preferred Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000 Shares of Series A Preferred Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 Shares of Series A Preferred Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of the Outstanding Shares of Series A Preferred Stock*
14	TYPE OF REPORTING PERSON OO

*The holder of the Company’s Shares of Series A Preferred Stock is entitled to cast a number of votes equal to that number of common shares of the Company which is not less than 60% of the vote required to approve an action on all matters voted on the Company’s shareholders.

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the Series A Preferred Stock, $0.01 par value per share (the “Shares”), of XsunX, Inc. (the “Company”), a Colorado corporation with offices at 8834 Mayfield Road, Suite C, Chesterland, Ohio 44026, beneficially owned by TN3, LLC, a limited liability company (“TN3”) owned by Daniel G. Martin.

Item 2. Identity and Background.

(a)     This Schedule 13D is filed by TN3 and Daniel G. Martin.

(b)     The business address of both TN3 and Mr. Martin is 8834 Mayfield Road, Chesterland, Ohio 44026.

(c)     Mr. Martin is the chairman of the board and chief executive officer of the Company and Innovest Global, Inc., a diversified industrial company.

(d)     During the last five years, neither TN3 nor Mr. Martin has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, neither TN3 nor Mr. Martin has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     TN3, LLC is a Wyoming limited liability company. Mr. Martin is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

TN3 purchased the Shares from Tom Djokovich, the Company’s former president and chief executive officer, in a private transaction for $50,000 using personal funds. In addition, TN3 agreed to pay for certain expenses of the transaction incurred by Mr. Djokovich and the Company totaling more than $50,000.

Item 4. Purpose of Transaction.

TN3 acquired the Shares for investment. As the chief executive officer and a director of the Company, Mr. Martin is involved in making strategic decisions relating to the Company. Mr. Martin intends to transition the Company into a new business plan focused on commercializing developmental healthcare solutions in the biotechnology, medical, and health and wellness markets. Initially, the Company intends to acquire StemVax, LLC from Innovest Global, Inc. StemVax is a biotechnology company developing novel therapies for brain tumor patients and holds a related exclusive patent license from Cedars-Sinai Medical Center in Los Angeles, California known as StemVax Glioblast (SVX-GB). In preparation for the issuance of additional shares of the Company’s stock for the acquisition of biotechnology assets, including StemVax, Mr. Martin expects to effectuate a 1-for-1,000 reverse stock split of the outstanding common stock of the Company. In connection with the new business focus, Mr. Martin also intends to change the name of the Company to “NovAccess Global Inc.” As the Company acquires new businesses, Mr. Martin expects that additional officers and directors will join the Company.

SCHEDULE 13D

Mr. Martin believes that investing in the biotechnology industry will produce significantly increased value for the Company’s shareholders. However, there can be no guarantee that the Company will be successful in this endeavor or that the Company can locate, acquire and finance the acquisition of biotechnology companies. Currently, the Company continues to engage in the marketing of solar photovoltaic power generation and storage solutions.

Other than as describe above and as an officer and director of the Company, Mr. Martin does not have any plans or proposals which relate to or would result in any of the events enumerated in Item 4 of Regulation 13d-101 under the Securities and Exchange Act of 1934. For more information about Mr. Martin’s acquisition of the Shares, his appointment to the Company’s board, and the proposed acquisition of StemVax, please see the Company’s Schedule 14F-1/A filed with the Securities and Exchange Commission on May 13, 2020 and Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2020.

Item 5. Interest in Securities of the Issuer.

(a)     TN3 is the record owner of 5,000 Shares, which constitutes all of the outstanding Series A Preferred Stock of the Company. Mr. Martin is the sole and managing member of TN3 and as a result is the beneficial owner of the Shares. The holder of the Shares is entitled to cast a number of votes equal to that number of common shares of the Company which is not less than 60% of the vote required to approve an action on all matters voted on the Company’s shareholders.

(b)     TN3 and Mr. Martin share the power to vote and to dispose of the Shares.

(c)     TN3 acquired the Shares on June 2, 2020.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither TN3 nor Mr. Martin is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company required to be disclosed pursuant to Item 6 of Regulation 13d-101 under the Securities and Exchange Act of 1934.

Item 7. Material to be Filed as Exhibits.

TN3 acquired the Shares pursuant to a stock purchase agreement dated March 18, 2018 among the Company, Tom Djokovich and TN3. The stock purchase agreement is filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 filed with the Securities and Exchange Commission on May 14, 2020.

SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 10, 2020	TN3, LLC	Daniel G. Martin, Personally

	/s/ Daniel G. Martin By Daniel G. Martin Managing Member	/s/ Daniel G. Martin